Skadden, Arps, Slate, Meagher & Flom

42/F, Edinburgh Tower,

The Landmark

15 Queen’s Road Central, Hong Kong

January 22, 2007

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Perry Hindin, Esq.
Mr. Donald C. Hunt, Esq.

JA Solar Holdings Co., Ltd.

Amendment No.1 to Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of JA Solar Holdings Co., Ltd. (the “Company”), we are transmitting for filing in electronic format pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No.1 to the Registration Statement on Form F-1 (the “Amendment No.1”), relating to a proposed underwritten public offering of American depositary shares representing the Company’s ordinary shares.

The original signature pages to the Amendment No.1 have been manually executed and will be retained by the Company in accordance with Rule 302(b) of Regulation S-T.

Please telephone the undersigned in Hong Kong at the office: (852) 3740-4780 or mobile phone: (852) 9460-8675 if we may be of any assistance in answering questions which may arise in connection with the Amendment No.1.

Very truly yours,

/s/ Gregory G. H. Miao

Gregory G. H. Miao

cc:	Huaijin Yang,

CEO, JA Solar Holdings Co., Ltd.

Martin Foley

PricewaterhouseCoopers